FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: March 8, 2004                                                   By :    /s/Harvey Keats/s/
Title:     President

DONNE R M INERALS LTD.
                                                                                                                    Number: 006-04
Dated: March 8, 2004               TSX Venture Exchange Symbol: DML
                    Frankfurt Stock Exchange Symbol: DNL

DRILLING UNDERWAY AT STEPHENS LAKE

Mr. Harvey Keats, President of Donner Minerals Ltd., is pleased to report that drilling on the Stephens Lake Project in Manitoba is underway. Drilling is focused on ten distinct target areas identified through a 6,200 line kilometre deep penetrating GEOTEM airborne electromagnetic and magnetic survey flown in the fall of 2003.

A $1,000,000 program began in mid-February, consisting of horizontal loop electromagnetic and magnetic ground geophysical surveys and 3,000 metres of drilling in 10 to12 diamond drill holes.

In previous exploration work on the 4,400 square kilometre Stephens Lake Project, , both sulphide iron formation and ultramafic rocks have been separately intersected in diamond drilling. Both s S ulphide iron formation and ultramafic rocks are key ingredients in the Thompson Nickel Belt model.

The Stephens Lake Project is a joint exploration effort by Donner and Falconbridge Limited focused on exploring the northeastern Circum-Superior boundary , northeast of Thompson, of in Manitoba for magmatic nickel, copper and platinum group element deposits. The Circum-Superior is host to the Thompson Nickel Belt and Falconbridge’s Raglan deposits, and is one of the key producing nickel producing belts in the world.

Donner is earning a 50% interest in the Stephens Lake Project from Falconbridge by spending $5,000,000 over a five year period.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"Harvey Keats"
President
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com